FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2002, through August 5, 2002

Telecom Italia S.p.A.
(Formerly STET - Società Finanziaria Telefonica per Azioni)
(Translation of registrant's name into English)

Corso d'Italia 41, 00198 Rome, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date:August 5, 2002

By:
Name: Vincenzo Covelli
Title: Director

List of exhibits regarding the **FORM 6-K** dated August 1, 2002 for the month of August 2002 through August 5, 2002:

1) Press release of August 5, 2002 regarding: "Telespazio sold to Finmeccanica"

TELECOM ITALIA

PRESS RELEASE

Disposal plan continues in line with the objectives of the industrial plan

TELECOM ITALIA: TELESPAZIO SOLD TO FINMECCANICA

The overall impact of the entire operation on debt is approximately 245 million euros

The price of 240 million euros agreed for the enterprise value takes into account the company's new parameters after the closure of Astrolink

Net capital gains for Telecom Italia of 38 million euros

Rome, 2 August 2002 - Telecom Italia has today reached an agreement with Finmeccanica for the sale of **Telespazio**, the Group company that operates in the satellite systems and services sector, also providing infrastructure, satellite television and telecommunications services.

The price agreed for the sale amounts to **240 million euros** for the enterprise value and fully optimises the company's business prospects, taking into account the early closure of Astrolink and the cancellation of the value of the relative shareholding amounting to approximately 270 million euros.

In addition to the share value, the whole operation takes into account the deconsolidation of Telespazio's indebtedness for 113 million euros and of 5 million euros deriving from the disposal of some Telecom Italia owned installations.

The overall impact on the net financial indebtedness of the Group will be approximately **245 million euros** with **capital gains of 38 million euros** for Telecom Italia.

The sale of Telespazio is fully in line with the objectives of the industrial plan enabling Telecom Italia to concentrate on strategic core and more profitable business in addition to strengthening the Telecom Italia Group's financial position.

The operation is subject to examination by the Antitrust authority and will be carried out by the end of 2002.

Communication & Media Relations: +3906.3688.2023/2066

www.telecomitalia.it/stampa

Investor Relations: +3906.36882560/2381

www.telecomitalia.it/investor

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. Telecom Italia's ability to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could case the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in Telecom Italia's core domestic fixed-line and wireless markets;
- Telecom Italia's ability to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to market share loss and pricing pressures generally;
- Telecom Italia's ability to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;
- the impact of regulatory decisions and changes in the regulatory environment;
- the impact of the economic crisis in Argentina, the slowdown generally in Latin American economies and the slow recovery of economies generally on Telecom Italia's international business focused on Latin America and on its foreign investments and capital expenditures;
- the continuing impact of rapid changes in technologies;
- the impact of political and economic developments in Italy and other countries in which the Group operates;
- the impact of fluctuations in currency exchange and interest rates;
- Telecom Italia's ability to implement successfully its 2002-2004 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;
- Telecom Italia's ability to successfully achieve its debt reduction targets;
- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;
- Telecom Italia's ability to realize the benefits of the merger of SEAT and Tin.it;
- SEAT's ability to successfully implement its internet strategy;
- Telecom Italia's ability to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

- the amount and timing of any future impairment charges for Telecom Italia's licences, goodwill or other assets; and
- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.